Filed by PlanetOut Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Subject Company: PlanetOut Inc.
Registration Statement No. 333-156726
Slides for investor presentations

HERE MEDIA The 21st Century Entertainment Company

3 Safe Harbor Disclosure Forward-Looking Statements This presentation contains forward-looking statements, including statements regarding the proposed business combination and potential synergies resulting therefrom. Such statements typically contain words such as "believes," "anticipates," "expects," and similar words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the companies to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the timing of stockholder approval; the limited operating history and variability of operating results of the parties to the transaction; competition; timing of product launches; success of marketing efforts; and dependence on technology infrastructure, cable and satellite operators, and the Internet. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Here Media does not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements are made. Additional Information About the Proposed Business Combination In connection with the proposed business combination, Here Media has filed a Registration Statement on Form S-4 with the SEC that includes a preliminary proxy statement of PlanetOut that also constitutes a prospectus of Here Media. PlanetOut will mail the definitive proxy statement/prospectus to its stockholders. PlanetOut and Here Media urge investors and security holders to read the definitive proxy statement/prospectus regarding the proposed business combination when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding the proposed business combination, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from PlanetOut's website (www.planetoutinc.com) under the tab "Investor Center" and then under the item "SEC Filings". Nothing in this communication shall constitute a solicitation to buy or an offer to sell shares of Here Media. The offer and sale of such shares in the transaction will only be made pursuant to an effective registration statement. Proxy Solicitation PlanetOut and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from PlanetOut's stockholders with respect to the proposed transaction. Information regarding PlanetOut and its directors and executive officers is included in its annual report on Form 10-K filed with the SEC on March 11, 2008 and in other public filings made from time to time with the SEC, which are available on the SEC's website. More detailed information regarding the identity of potential participants and their direct or indirect interests in the transaction, by securities holdings or otherwise, is set forth in the registration statement and proxy statement/prospectus and other documents filed or to be filed with the SEC in connection with the proposed transaction.

5 Transaction Objectives An integrated media company in a rapidly evolving multi platform world, with video content at its core New and diverse revenue streams Leading collection of LGBT brands Significant cost reductions Revenue synergies Bundled subscription sales Cross-platform advertising sales

Transaction Structure


PlanetOut Shareholders
HMI Entities Shareholders
100% Ownership – Special Stock
20% Ownership – Common Stock
80% Ownership – Common Stock
Here Media
100% Ownership
100% Ownership
PlanetOut
HMI Entities

HMI Entities include Here Networks and Regent Entertainment Media (formerly LPI Publications)

4

9 The Transaction The owners of HMI Entities and PlanetOut will contribute their ownership interests to Here Media in exchange for Here Media common stock. HMI Entities will also contribute cash of $4.7 million PlanetOut shareholders will own 20% of Here Media PlanetOut's shareholders will receive Special Stock in Here Media, which provides certain limited downside protection of $4.00 per share value

11 The Rationale PlanetOut's standalone prospects in a rapidly changing media environment and an increasingly challenged economic environment are unclear The strategic fit, particularly between gay.com and the accelerating Here Networks business, creates a growth opportunity The PlanetOut board believes that the proposed transaction will create more value for shareholders than other sale or liquidation options

13 Management Stephen P. Jarchow Chairman of the Board Paul Colichman Chief Executive Officer 25 years in media and finance 20 years in media management Produced and/or distributed over 200 motion pictures Entrepreneurial, sophisticated and experienced managers $1 salary for the first year; focused on value creation

15 Immediate Objectives Stabilize operations and integrate the online platforms Significantly reduce costs through operational efficiencies and elimination of duplicate overheads Monetize professionally-produced content across multiple platforms Keenly focus on profitability and stability in the near term

17 Further Objectives Profitably serve the gay demo worldwide List stock on a major exchange Consider opportunistic acquisitions

19 What's wrong with media today? "MTV ratings are down about 24% in the 4th quarter as younger viewers find online entertainment substitutes. Streaming video sites like hulu.com and Netflix Inc.'s website offer a growing number of TV shows and movies and are gaining popularity as more consumers turn to their computers to watch TV." -Anthony J. DiClemente (Barclays Capital analyst), as quoted in the Associated Press Viewing patterns are shifting away from traditional ad-supported TV Need to significantly reduce production costs and adapt content for online distribution Social networks have not yet harnessed the power of integrating professionally produced video content to enhance user experiences

21 Where is media going? Online advertising is experiencing slower growth. David Hallerman, a senior analyst at eMarketer.com, expects video ad revenue to grow 45% to $850 million in 2009, $1.25 billion in 2010, $1.85 billion in 2011, $3 billion in 2012, and $4.6 billion in 2013. User generated sites are ceding advertising market share to sites with studio-produced content. These drive the growth. Social networking should engage viewers directly and with one another via chat rooms, building awareness and demand for paid content and online subscriptions through use of video. "77% of all US Internet users viewed online videos and the average online viewer watched 273 minutes of video in 2008. In November 2008, 12.7 billion videos were watched online which represents a 34% increase from November 2007." -eMarketer.com, Jan 15, 2009 CNN had the Web 2.0 approach down pat for the inaugural with a high-quality vid stream on its site next to Facebook users' live status updates. (Daily Variety, Jan 2009)

23 Solution - The Gay Hulu Proposed Features * Preliminary design pending significant further evaluation

25 Company Overview Publishing Cable Networks Filmed Entertainment Online Over 3 million monthly unique visitors Iconic URL's in LGBT space including gay.com, out.com and advocate.com create foundation for the Gay Hulu Flagship LGBT magazines including The Advocate, OUT and HIV Plus Annual circulation of over 5 million enables 360 advertising via print, on-line, video and events here! TV available in over 34 million domestic television households Carriage on all major cable systems, satellite and fiber-optic television operators; on-line player available worldwide Here Media Management's 15-year history of creating cost-effective, profitable, and award- winning video content for all platforms will be applied to building studio operations for Here Media Produced over 150 hours of original programming during 2007-2008; planning over 150 hours in 2009

27 Here Networks offers LGBT-themed original movies, series, documentaries and music specials Linear television channel and subscription video-on-demand (SVOD) services Available in 34 million U.S. households via all major cable systems, satellite, fiber-optic television, DTH and worldwide broadband

29 Filmed Entertainment Management has produced over 150 hours of movies, series, and specials in 2007-2008 Highly profitable - reliable revenue model to be integrated into Here Media's operations Generation of revenues for reinvestment in other Here Media divisions

31 Distribution Worldwide distribution - over 125 U.S. and international customers Traditional licensing by territory On-line broadband player available in U.S.; launching worldwide

33 Case Study: Too Cool for Christmas Minimal financial risk with solid upside Production Budget ($1,530,000) Canadian Sales & Subsidies $1,000,000 Net Production Cost $530,000 here! License $200,000 Lifetime License $400,000 Other Revenues $730,000 Gross Profits $800,000 Dual Versions

35 Regent Entertainment Media - Print and Online

37 The Compelling Gay Market 1997 2001 2008 Illustrative Example -- sample of advertisers from PlanetOut Inc.; Company logos are trademarks of their respective corporate entities. $690 billion plus U.S. spending power (Witeck-Combs Communications) 15 million people in the U.S. (Witeck-Combs Communications) Highly educated and affluent

39 The 21st Century Entertainment Company Revenue from subscriptions, transactions, and advertising across multiple platforms - powerful and scalable Content is key - management has experience to produce content professionally and cost effectively This is the future - now